                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                          Genesis Health Ventures, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   371912 10 6
                                 --------------
                                 (CUSIP Number)


                               William L. Spiegel
                            The Cypress Group L.L.C.
                          65 East 55th St., 19th Floor
                            New York, New York 10022
                                 (212) 705-0150

                                 with copies to:


                             Alan D. Schnitzer, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               PAGE 1 of 18 PAGES

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 2 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Cypress Group L.L.C.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   Delaware

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                OO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D              Page 3 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cypress Associates L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   Delaware

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 4 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cypress Merchant Banking Partners L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   Delaware

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   20,132,793*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       20,132,793
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,132,793
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.0
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 5 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cypress Offshore Partners L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   Cayman Islands

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   1,042,921*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,042,921
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,042,921
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.1
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 6 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James A. Stern
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States of America

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 7 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jeffrey P. Hughes
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States of America

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 8 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James L. Singleton
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States of America

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 9 of 18 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                David P. Spalding
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States of America

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   21,175,714*
   EACH        |     |
 REPORTING     |     |   *subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       21,175,714
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,175,714
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.3
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                 IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 10 of 18 Pages



                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, par value $.02 per share ("Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 101 East State Street, Kennett Square, Pennsylvania 19348.

Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly by The Cypress Group L.L.C., a Delaware limited liability company ("Cypress Group"), Cypress Associates L.P., a Delaware limited partnership ("Cypress Associates"), Cypress Merchant Banking Partners L.P., a Delaware limited partnership ("Cypress MBP"), Cypress Offshore Partners L.P., a Cayman Island exempt limited partnership ("Cypress OP"), James
A. Stern, Jeffrey P. Hughes, James L. Singleton and David P. Spalding (Messrs. Stern, Hughes, Singleton and Spalding, collectively, the "Members", and, together with Cypress Group, Cypress Associates, Cypress MBP and Cypress OP, the "Reporting Persons").

         Cypress MBP was formed in 1994 to invest in securities of entities selected by its general partner. Cypress OP was formed in 1995 to invest in securities of entities selected by its investment general partner. Cypress Associates is the general partner of Cypress MBP and the investment general partner of Cypress OP. Pursuant to the amended and restated limited partnership agreement of Cypress MBP, the management, operation and policy of Cypress MBP is vested exclusively in Cypress Associates. Pursuant to the amended and restated limited partnership agreement of Cypress OP, Cypress Associates is vested with the right and power to manage and administer the affairs of Cypress OP, including with respect to the investment of Cypress OP's funds and the management and control of Cypress OP's portfolio investments.

         Cypress Group is the sole general partner of Cypress Associates, and Onwist Ltd., a Cayman Islands limited liability company ("Onwist") is the administrative general partner of Cypress OP. The Members are the members of Cypress Group. The business of Cypress Group consists of performing the functions of, and serving as, the general partner of Cypress Associates and a related partnership. The business of the Members is performing the function of, and serving as, members of Cypress Group. Each of the Members is a United States citizen. The principal business and office address of Cypress

                                                            Page 11 of 18 Pages

Associates, Cypress MBP, Cypress Group and the Members is 65 East 55th Street, 19th Floor, New York, NY 10022.

         The business of Onwist consists of performing the functions of, and serving as, the administrative general partner of Cypress OP and the general partner of a related partnership. The principal business and office address of Cypress OP and Onwist is P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands. Information concerning the identity and background of Onwist's executive officers and directors is provided on Schedule I hereto.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used in connection with the Common Stock Purchase (as defined in Item 4) consisted of $25 million in investment funds, which was obtained by Cypress MBP and Cypress OP from capital commitments made in their partners.

         The Preferred Stock Purchase (as defined in Item 4) was effected in consideration for, among other things, the agreement by Cypress Group to enter into the Amended and Restated Put/Call Agreement (as defined in Item 6).

Item 4.  Purpose of Transaction.

         In October 1997, the Company, Cypress MBP, Cypress OP, TPG Partners II, L.P., a Delaware limited partnership ("TPG"), certain affiliates of TPG and one affiliate of Nazem, Inc., a Delaware Corporation ("Nazem", and together with Cypress Group and TPG, the "Sponsors") acquired all of the issued and outstanding common stock of Genesis ElderCare Corp., a Delaware corporation ("Genesis ElderCare"). Concurrently therewith, Genesis ElderCare Corp. acquired all of the issued and outstanding shares of common stock of The Multicare Companies, Inc.

         Also in October 1997, the Company and the Sponsors and their affiliates owning common stock of Genesis ElderCare entered into a Put/Call Agreement (the "Put/Call Agreement") pursuant to which the Company had the option to purchase (the "Call") all of the common stock of Genesis ElderCare held by the Sponsors or their affiliates for a period of 270 days, commencing on October 9, 2001, and the Sponsors had the right to require the Company to purchase (the "Put") such common stock for a period of one year, commencing on October 9, 2002. The exercise prices for the Put and the Call were based on a formula designed to calculate the equity value attributable to the common stock of Genesis ElderCare held by the Sponsors and their affiliates plus a portion of the Company's pharmacy business. The right to exercise the Put was to accelerate upon the occurrence of certain specified events.

         On October 8, 1999, the Company, Cypress Group, TPG and Nazem entered into a Restructuring Agreement to restructure their joint investment in Genesis ElderCare. The information set forth in Item 6 under the caption "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Restructuring Agreement" is incorporated herein by reference. Pursuant to the Restructuring Agreement, the Company issued shares of the Company's Series H Senior Convertible Participating Cumulative Preferred Stock, par value $.01 per share (the "Series H Preferred Stock"), and shares of the Company's Series I Senior Convertible Exchangeable Participating Cumulative Preferred Stock, par value $.01 per share (the "Series I Preferred Stock" and, together with the Series H Preferred Stock, the "Preferred Stock"), as follows: (a) to Cypress MBP, 11,585 shares of Series H

                                                            Page 12 of 18 Pages

Preferred Stock and 8,381 shares of Series I Preferred Stock; (b) to Cypress OP, 600 shares of Series H Preferred Stock and 434 shares of Series I Preferred Stock; (c) to TPG and its affiliates, 11,575 shares of Series H Preferred Stock and 8,375 shares of Series I Preferred Stock; and (d) to an affiliate of Nazem, 609 shares of Series H Preferred Stock and 441 shares of Series I Preferred Stock (such transaction, the "Preferred Stock Purchase").

         Pursuant to the terms of the Series H Preferred Stock, Cypress MBP and TPG are entitled jointly (or, in the event that only one of Cypress MBP and its affiliates, on the one hand, and TPG and its affiliates, on the other hand, shall then own or have the right to acquire voting securities of the Company, then such person) to designate a number of directors of the Company representing at least 23% of the total number of directors constituting the full board of directors of the Company. However, for so long as the total number of directors constituting the full board of directors of the Company is nine or fewer, Cypress MBP and TPG will only be entitled to designate two directors on the Company's board of directors. Cypress MBP and TPG will have this right to designate directors so long as they, together with their affiliates, own any combination of the Company's voting securities or securities convertible into or exercisable for voting securities of the Company constituting more that 10% of the Company's total voting power. For purposes of this calculation, the Series I Preferred Stock and the non-voting common stock issued upon conversion of the Series I Preferred Stock will be counted as if they were voting securities. The Certificates of Designation relating to the Preferred Stock are attached as Exhibits B and C to Exhibit 3 hereto and are incorporated by reference herein. Cypress MBP and TPG have exercised this right and appointed two individuals to the Company's board of directors.

         Also pursuant to the Restructuring Agreement, the Sponsors, their affiliates owning Common Stock and the Company have entered into an Amended and Restated Put/Call Agreement, dated as of November 15, 1999 (the "Amended and Restated Put/Call Agreement"), pursuant to which the Sponsors' Put rights as set forth in the Put/Call Agreement were terminated and the Company's Call rights were amended to provide it the right to purchase all of the shares of common stock of Genesis ElderCare held by the Sponsors and their affiliates (and their transferees) for $2,000,000 in cash at any time prior to November 15, 2009. The information set forth in Item 6 under the caption "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer -- Amended and Restated Put/Call Agreement" is incorporated herein by reference.

         Also pursuant to the Restructuring Agreement, the Company sold (a) to Cypress MBP, 5,942,063 shares of Common Stock and warrants to purchase 950,730 shares of Common Stock and to Cypress OP, 307,937 shares of Common Stock and warrants to purchase 49,270 shares of Common Stock for an aggregate purchase price of $25,000,000 and (b) to TPG and its affiliates, 6.25 million shares of its Common Stock and warrants to purchase 1 million shares of Common Stock, for an aggregate purchase price of $25,000,000 (such transactions, collectively, the "Common Stock Purchase").

         The Reporting Persons intend to review on a continuing basis their investment in the Company, and the Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

         Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). Pursuant to the Common Stock Purchase, Cypress MBP and Cypress OP acquired 5,942,063 and 307,937 shares of Common Stock, respectively.

         In addition, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cypress MBP and Cypress OP may be deemed to beneficially own 13,240,000 and 685,714 shares of Common Stock, respectively, which are subject to issuance upon conversion of the Series H Preferred Stock acquired in connection with the Preferred Stock Purchase.

                                                            Page 13 of 18 Pages

         In addition, pursuant to Rule 13d-3 under the Exchange Act, Cypress MBP and Cypress OP may be deemed to beneficially own 950,730 and 49,270 shares of Common Stock, respectively, which are subject to issuance upon exercise of the warrants acquired in connection with the Common Stock Purchase.

         Accordingly, the percentage of the outstanding Common Stock beneficially owned by each of Cypress MBP and Cypress OP is 32.0% and 2.1 %, respectively.

         Cypress Associates, the general partner and investment general partner, respectively, of Cypress MBP and Cypress OP, has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock respectively owned by each of Cypress MBP and Cypress OP. As a result, Cypress Associates may be deemed to beneficially own the shares of Common Stock directly owned by the respective entities of which it is the general partner or investment general partner. Cypress Associates disclaims such beneficial ownership.

         Cypress Group, as the sole general partner of Cypress Associates, has the power to direct the activities of Cypress Associates. As a result, Cypress Group may be deemed to beneficially own the shares of Common Stock beneficially owned by Cypress Associates. Cypress Group disclaims such beneficial ownership.

         Each of the Members, as a member of Cypress Group, may be deemed to beneficially own the shares of Common Stock beneficially owned by the entities of which the Cypress Group is the general partner. Each of the Members disclaims such beneficial ownership.

         (c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Restructuring Agreement

         Pursuant to the Restructuring Agreement, the Common Stock Purchase and the Preferred Stock Purchase have been completed. Pursuant to the Restructuring Agreement, the Company has granted the Sponsors five demand registration rights with respect to the Common Stock, warrants and Preferred Stock issued pursuant to the Restructuring Agreement and with respect to any securities issued in respect thereof. The Company is required to pay all registration expenses, subject to limitations contained in the Restructuring Agreement. In addition, the Sponsors have "piggyback" registration rights with respect to those securities, subject to reduction by the managing underwriter of that offering, if any, if marketing factors so require.

                                                           Page 14 of 18 Pages

         The Sponsors and their affiliates which hold Common Stock have given the Company an irrevocable proxy directing the Company to cast for, against or as an abstention in the same proportion as the other Company voting securities are cast, a number of shares of securities of the Company so that the Sponsors and their affiliates together will not have the right to vote more than 35% of the total voting power of the Company in connection with any vote other than a vote relating to an amendment to the Company's articles of incorporation to amend, modify or change the terms of any class or series of preferred stock. This irrevocable proxy will terminate concurrently with the termination of the standstill provision described below. The form of this irrevocable proxy is filed as Exhibit F to Exhibit 3 hereto and is incorporated by reference herein.

         Cypress Group and TPG and their affiliates owning Common Stock each have a right, subject to the limitations and exceptions contained in the Restructuring Agreement, to participate in future offerings of any shares of, or securities exchangeable, convertible or exercisable for any shares of, any class of the Company's capital stock.

         The Sponsors have agreed that neither they nor their affiliates will, without the Company's prior written consent, either alone or as part or a group, acquire any voting securities of the Company, except pursuant to stock splits, stock dividends or other distributions or offerings made available to holders of the Company voting securities generally. However, these restrictions terminate on certain circumstances set forth in the Restructuring Agreement.

         For so long as Cypress Group or TPG or their affiliates have the right to designate directors to the Company's board of directors pursuant to the terms of the Series H Preferred Stock, the Company shall not (a) without the consent of two of the directors so designated, enter into any transaction or series of transactions that would constitute a Change of Control (as defined in the Restructuring Agreement) or engage in any transaction pursuant to Rule 13e-3 under the Exchange Act or (b) without the unanimous consent of the members of the litigation committee of the Company's board of directors, settle any action of law or suit in equity disclosed in any public filing by the Company with the Securities and Exchange Commission or any claim or demand made by a third party arising out of or related to the facts or circumstances underlying any such action or suit.

         The Restructuring Agreement provides for the reciprocal indemnification between the Company, on the one hand, and the Sponsors, on the other hand, for breaches of representations and warranties and breaches of covenants, subject to certain exceptions set forth in the Restructuring Agreement.

         The Restructuring Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Restructuring Agreement.

Amended and Restated Put/Call Agreement

         Pursuant to the Amended and Restated Put/Call Agreement, the Sponsors' Put rights as set for the Put/Call Agreement were amended to provide it the right to purchase all of the shares of common stock of Genesis ElderCare not owned by the Company for $2,000,000 in cash at any time prior to November 15, 2009.

                                                            Page 15 of 18 Pages


         The Amended and Restated Put/Call Agreement is attached hereto as
Exhibit 4 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Amended and Restated Put/Call Agreement.

Amended and Restated Stockholders Agreement

         The Sponsors, their affiliates owning Common Stock and the Company have entered into an Amended and Restated Stockholders Agreement, dated as of November 15, 1999 (the "Amended and Restated Stockholders Agreement"), pursuant to which: (a) all shareholders of Genesis ElderCare other than the Company will grant to the Company an irrevocable proxy to vote their shares of common stock of Genesis ElderCare on all matters to be voted on by shareholders, including the election of directors; (b) the Company may appoint two-thirds of the members of the Genesis ElderCare board of directors; (c) the Sponsors and their affiliates may sell their Genesis ElderCare stock to any person who agrees to be bound by the Amended and Restated Put/Call Agreement and the Amended and Restated Stockholders Agreement; and (d) the Company may appoint 100% of the members of the operating committee of the board of directors of Genesis ElderCare.

         The Amended and Restated Stockholders Agreement is attached hereto as
Exhibit 5 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement.

         Except as set forth in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2.       Powers of Attorney

         3.       Restructuring Agreement

         4.       Amended and Restated Put/Call Agreement

         5.       Amended and Restated Stockholders Agreement

                                                            Page 16 of 18 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               THE CYPRESS GROUP L.L.C.

                               By: /s/ James L. Singleton
                                   --------------------------------------
                                   Name: James L. Singleton
                                   Title: Member

                               CYPRESS ASSOCIATES L.P.

                               By: The Cypress Group L.L.C., its General Partner

                                   By:    /s/ James L. Singleton
                                          --------------------------------
                                          Name: James L. Singleton
                                          Title:  Member

                               CYPRESS MERCHANT BANKING PARTNERS L.P.

                               By: Cypress Associates L.P., its General Partner

                                   By:    The Cypress Group L.L.C.,
                                          its General Partner

                                   By:    /s/ James L. Singleton
                                          --------------------------------
                                          Name: James L. Singleton
                                          Title:  Member

                               CYPRESS OFFSHORE PARTNERS L.P.

                               By: Cypress Associates L.P., its Investment
                                   General Partner

                                   By:    The Cypress Group L.L.C.,
                                          its General Partner

                                   By:    /s/ James L. Singleton
                                          --------------------------------
                                          Name: James L. Singleton
                                          Title:  Member

                                                             Page 17 of 18 Pages



                                              /s/ James A. Stern
                                              ----------------------------------
                                              JAMES A. STERN


                                              /s/ Jeffrey P. Hughes
                                              ----------------------------------
                                              JEFFREY P. HUGHES


                                              /s/ James L. Singleton
                                              ----------------------------------
                                              JAMES L. SINGLETON


                                              /s/ David P. Spalding
                                              ----------------------------------
                                              DAVID P. SPALDING

Dated: November 23, 1999

                                                            Page 18 of 18 Pages


                                   Schedule I


                                   ONWIST LTD.

                        Executive Officers and Directors

         The business address of each person identified below is 65 East 55th Street, 19th Floor, New York, New York 10022. Each of the persons identified below is a citizen of the United States.


      Name                         Principal Occupation or Employment
      ----                         ----------------------------------


James A. Stern           Chairman of The Cypress Group L.L.C. since May 1994.
                         Prior to May 1994, Mr. Stern was a Managing Director with Lehman Brothers where he was head of the Merchant
                         Banking Group.

Jeffrey P. Hughes        Vice Chairman of The Cypress Group L.L.C. since May
                         1994.  Prior to May 1994, Mr. Hughes was a Managing
                         Director with Lehman Brothers where he worked in the Merchant Banking Group.

James L. Singleton       Vice Chairman of The Cypress Group L.L.C. since May
                         1994.  Prior to May 1994, Mr. Singleton was a Managing
                         Director with Lehman Brothers where he worked in the Merchant Banking Group.

David P. Spalding        Vice Chairman of The Cypress Group L.L.C. since May
                         1994.  Prior to May 1994, Mr. Spalding was a Managing
                         Director with Lehman Brothers where he worked in the Merchant Banking Group.